SEC File Number:	001-33520
CUSIP Number:	20564W105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

comScore, Inc.

Full Name of Registrant

Former Name if Applicable

11950 Democracy Drive, Suite 600

Address of Principal Executive Office (Street and Number)

Reston, Virginia 20190

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

comScore, Inc. (“comScore” or the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “Q2 Form 10-Q”) because it requires additional time to prepare its financial statements included in the Form 10-Q.

As previously disclosed, on February 19, 2016, the Audit Committee (the “Audit Committee”) of the comScore Board of Directors (the “Board”) received a message regarding certain potential accounting matters. In response, the Audit Committee immediately commenced a review of the matters with the assistance of King & Spalding LLP, as independent counsel to the Audit Committee, and AlixPartners, LLP, as forensic accountants. As a result, the Company was not in a position to timely file its Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) and later its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 (the “Q1 Form 10-Q” and collectively with the Form 10-K and Q2 Form 10-Q, the “Reports”) until after the completion of the Audit Committee’s review and subsequent procedures by the Company’s independent public accounting firm.

The Audit Committee is investigating, among other things, the issues raised by the message. The internal investigation is substantially complete, and the Audit Committee has identified certain areas of potential concern, including with respect to certain accounting and disclosure practices and controls that the Company, with input from its consultants and counsel, is further analyzing. The accounting transactions at issue mainly relate to certain non-monetary transactions. The Company has not yet concluded whether any of these or other transactions of concern were incorrectly recorded at the time of the transactions.

The Company has retained additional third-party accounting consultants to further advise management and review the information collected as part of the investigation so the Company is in a position to file all required periodic reports, including the Reports, with the Securities and Exchange Commission as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christiana L. Lin	(703)	438-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended March 31, 2016

Annual Report on Form 10-K for the year ended December 31, 2015

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), including, without limitation, comScore’s expectations as to the timing and outcome of its internal investigation and the filing of the Reports.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the internal review; the conclusions of the Audit Committee (and the timing of the conclusions) concerning matters relating to the internal review; the timing of the review by, and the conclusions of, comScore’s independent registered public accounting firm regarding the internal review and comScore’s financial statements; and the risk that the completion and filing of the Reports will take longer than expected. comScore disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

comScore, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2016	By:	/s/ Christiana L. Lin
Christiana L. Lin
EVP, General Counsel and Chief Privacy Officer

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